Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Ms Kate Tillan
Assistant Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 28, 2011

Dear Ms Tillan

Smith & Nephew plc
Form 20-F for the fiscal year ended December 31, 2010
Filed March 3, 2011
File No. 001-14978

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 26, 2011 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before May 20, 2011.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Yours sincerely

/s/ Neil Taylor
Neil Taylor
Group Financial Controller

Registered No. 324357 in England and Wales at 15 Adam Street, London
WC2N 6LA, England